

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-mail
Joshua Kornberg
Chief Executive Officer
BioDrain Medical, Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

> **Re:** **BioDrain Medical, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 2 Filed November 5, 2012**
> **File No. 333-179145**

Dear Mr. Kornberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Please respond to our comments 1 through 4 from our letter dated February 16, 2012.

Prospectus Cover Page

2.   It does not appear that your shares are quoted on the OTC Bulletin Board as you state on the cover page to your prospectus. Given the lack of an established market for your shares, please disclose the fixed price at which the shares will be sold. We will not object if you disclose that the shares will be sold at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

3.   On your prospectus cover page, please identify the selling stockholders as underwriters. It is insufficient to state merely that they "may be deemed to be underwriters" as you currently do on page 45.

Undertakings, page 56

4.   Please provide all undertakings required by Regulation S-K Item 512, including those required by Item 512(a).

Exhibit 5.1

5.   The last two paragraphs of this opinion do not accurately reflect where counsel is named in your prospectus. Please file a revised opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Martin Rosenbaum, Esq.